# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ARTIVA BIOTHERAPEUTICS, INC., CIK 0001817241
CUSIP: 04317A107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 05/11/2026
Amends the filing with accession number 0001104659-24-096378
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,377,468; sole dispositive power 0; shared dispositive power 16,377,468; aggregate amount beneficially owned 16,377,468 (33.7% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,377,468; sole dispositive power 0; shared dispositive power 16,377,468; aggregate amount beneficially owned 16,377,468 (33.7% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,377,468; sole dispositive power 0; shared dispositive power 16,377,468; aggregate amount beneficially owned 16,377,468 (33.7% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,203,995; sole dispositive power 0; shared dispositive power 15,203,995; aggregate amount beneficially owned 15,203,995 (31.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ARTIVA BIOTHERAPEUTICS, INC.
Address of issuer's principal executive offices: 5505 Morehouse Drive, Suite 100, San Diego, California (CA), 92121
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 9, 2024 and amended on September 3, 2024 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.

The Reporting Persons' ownership of the Issuer's securities includes (i) 15,203,995 shares of common stock held directly by the Fund; (ii) 264,571 shares of common stock held directly by RA Capital Nexus Fund, L.P. (the "Nexus Fund"); (iii) 826,832 shares of common stock held directly by the RA Capital Nexus Fund III, L.P. (the "Nexus Fund III"); (iv) 68,320 shares of Common Stock directly held by a separately managed account (the "Account"); (v) pre-funded warrants ("Pre-Funded Warrants") exercisable for up to 2,170,138 shares of common stock directly held by the Fund; and (vi) a total of 13,750 stock options (right to buy) scheduled to vest within 60 days of this filing held by Laura Stoppel for the benefit of RA Capital. The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Blocker"), which precludes the exercise of the Pre-Funded Warrants to the extent that, following exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from exercising the Pre-Funded Warrants by virtue of the Beneficial Ownership Blocker.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund, RA Capital Nexus Fund GP, LLC is the general partner of the Nexus Fund and RA Capital Nexus Fund III GP, LLC is the general partner of the Nexus Fund III. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund, the Nexus Fund, the Nexus Fund III and the Account and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund, the Nexus Fund, the Nexus Fund III or the Account. Each of the Fund, the Nexus Fund and the Nexus Fund III has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's Common Stock reported herein. Because each of the Fund, the Nexus Fund and the Nexus Fund III has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, each of the Fund, the Nexus Fund and the Nexus Fund III disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund, the Nexus Fund, the Nexus Fund III and the Account. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 11, 2026, the Fund purchased (i) 6,510,416 shares of common stock at a price of $11.52 per share and (ii) Pre-Funded Warrants to purchase 2,170,138 shares of common stock at a price of $11.5199 per warrant share, from the underwriters of the Issuer's public offering (the "May 2026 Offering"). The aggregate purchase price for all securities acquired by the Fund in the May 2026 Offering was $99,999,765.07, which was funded by the working capital of the Fund.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 24,716,672 shares of common stock outstanding as of April 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 8, 2026 and (ii) 23,871,526 shares of common stock issued in the May 2026 Offering, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth in Item 3 and below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Reporting No. Price Per
Transaction Person Date Shares Share

Vest Stock Option (Right to Buy) RA Capital 06/24/2026 13,750 (1) (2)

(1) This option represents a right to purchase a total of 13,750 shares of the Issuer's common stock, which shall vest in full on June 24, 2026, subject to Ms. Stoppel's continued service through such vesting date. These options have an exercise price of $1.61.

(2) Represents future vesting options within 60 days from the filing date of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock subject to this 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Pre-Funded Warrants

Each Pre-Funded Warrant has an exercise price of $0.0001 per share of common stock, is immediately exercisable and does not expire. Under the terms of the Pre-Funded Warrants, the Issuer may not effect the exercise of any Pre-Funded Warrant, and the Fund will not be entitled to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Fund, together with its Attribution Parties (as defined in the Pre-Funded Warrant), to own more than 9.99% of the number of shares of the common stock outstanding immediately after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants.

The exercise price and the number of shares of common stock issuable upon exercise of each Pre-Funded Warrant are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the common stock.

In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will be entitled to receive, upon exercise of the Pre-Funded Warrants, the kind and amount of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre Funded Warrants.

References to and the description of the Pre-Funded Warrants set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Pre-Funded Warrant, which is attached hereto as Exhibit 99.2 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Reporting Persons' Schedule 13D/A filed with the SEC on September 3, 2024).

Exhibit 99.2 Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K (File No. 001-42179) filed on May 8, 2026).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (05/13/2026)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (05/13/2026)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (05/13/2026)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (05/13/2026)